Navios Maritime Acquisition Corporation
Navios Acquisition Finance (US) Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
July 28, 2011
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     Reference is made to the registration statement on Form F-4 of Navios Maritime Acquisition Corporation, a Marshall Islands corporation (“NMAC”) and Navios Acquisition Finance (US) Inc., a Delaware corporation (“NAFI” and, together with NMAC, the “Company”) and the additional registrant guarantors named therein (the “Guarantors”) filed on July 28, 2011 (as amended from time to time, the “Registration Statement”), relating to the proposed exchange of up to $105,000,000 in aggregate principal amount of newly issued 8 5/8% First Priority Ship Mortgage Notes due 2017, which will be registered under the Securities Act of 1933, as amended (the “Exchange Notes”) of the Company for a like principal amount of the Company’s issued and outstanding unregistered 8 5/8% First Priority Ship Mortgage Notes due 2017 (the “Outstanding Notes”), pursuant to the terms of a Registration Rights Agreement, dated May 26, 2011, which the Company and the Guarantors entered into with the initial purchasers of the Outstanding Notes in connection with the Company’s offering of the Outstanding Notes.
     Please be advised that the Company and the Guarantors are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993). In addition, the Company and the Guarantors hereby represent that none of them have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s and the Guarantors’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company and the Guarantors will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a resale transaction. The Company and the Guarantors acknowledge that such a resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.
     Furthermore, the Company and the Guarantors hereby represent that, with respect to any broker-dealer that participates in the exchange offer with respect to any Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company, the Guarantors, or an affiliate of the Company or any of the Guarantors to distribute the Exchange Notes.
     The Company and the Guarantors will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Company and the Guarantors will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:
If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer. By so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended.
     If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Stuart Gelfond (212-859-8272) or Vasiliki Tsaganos (202-639-7078) of Fried, Frank, Harris, Shriver & Jacobson LLP, our legal counsel.
[Signature page follows]

Very truly yours, NAVIOS MARITIME ACQUISITION CORPORATION NAVIOS ACQUISITION FINANCE (US) INC.
By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer and Chairman

cc:	Stuart Gelfond, Esq. Vasiliki Tsaganos, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP

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